PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

September 1, 2018

The Board of Trustees
PGIM ETF Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: PGIM Active High Yield Bond ETF (the Fund)

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed, beginning from the inception of the Fund, to waive any management fees it receives from the Fund in an amount equal to the subadvisory fees paid by the Fund to the Prudential Institutional Money Market Fund. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the Prudential Institutional Money Market Fund.

Very truly yours,

PGIM INVESTMENTS LLC

By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President